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                                                                       EXHIBIT K

Varlen Corporation, 55 Shuman Blvd., P.O. Box 3089, Naperville, Illinois 60566-7089
(708)420-0400    FAX (708)420-7123

                                    CONTACT:
                                    Richard L. Wellek, President & CEO or
                                    Richard A. Nunemaker, Vice President & CFO
                                    Varlen Corporation (708) 420-4000
                                    Jacob M. Feichtner, Executive Vice President
                                    & CFO
                                    (804) 378-2902
                                    Needham B. Whitfield, Chairman & CEO
                                    Brenco, Incorporated (804) 378-2900

                 VARLEN ENTERS INTO DEFINITIVE AGREEMENT TO BUY
                 BRENCO THROUGH $165 MILLION CASH TENDER OFFER

  MERGER WOULD CREATE PREEMINENT RAILROAD EQUIPMENT MANUFACTURER WITHIN VARLEN

    NAPERVILLE, Ill., June 17, 1996 -- Varlen Corporation (NASDAQ:VRLN) and Brenco, Incorporated (NASDAQ:BREN) of the Richmond, Va. area, today announced a definitive agreement for Varlen to buy Brenco in a $165 million cash tender offer, creating within Varlen a preeminent global manufacturer of precision engineered railroad products that is well-positioned to capitalize on growing international interest in American freight railroad technologies.

    The merger would transform Varlen into a company with approximately $500 million in 1997 annual sales and 3,200 employees with manufacturing facilities in 13 states, as well as Germany and France, and would substantially increase railroad products revenue. The acquisition is anticipated to add up to 7 cents per share to fiscal 1996 earnings based on a late July closing.

    "Varlen and Brenco are a great strategic fit," said Richard L. Wellek, Varlen's president and chief executive officer. "Varlen has enjoyed excellent long-term growth on the strength of our current businesses. This combination will help us grow faster in our railroad and automotive markets. This continues our corporate focus on manufacturing highly-engineered transportation products and analytical instruments, maintaining niche market leadership, and expanding our international presence."

    Terms of the agreement approved by both boards of directors include prompt commencement, through a wholly-owned Varlen subsidiary, of a tender offer at a price of $16 1/8 for each outstanding share of Brenco common stock. The tender offer requires that Varlen will be able to obtain at least two-thirds of the shares at the expiration of the offer, which is scheduled to remain open for 20 business days. An offer to purchase containing all of the terms and conditions will be mailed to Brenco shareholders in the next few days. The agreement contemplates that shares not tendered would be acquired at the same price through a merger. Brenco has approximately 10.2 million shares outstanding. Persons related to Brenco's founding family -- including Needham B. Whitfield, Brenco's chairman, and his sister Anne Whitfield Kenny -- control approximately 20 percent of the stock and have signed a separate shareholder tender agreement with Varlen.

    "At a premium of 32% over the closing price for Brenco shares Friday, I believe Varlen's offer will be well received by Brenco shareholders," said Brenco's chairman and chief executive officer, Needham B. Whitfield. "We feel very comfortable entrusting Brenco's dedicated employees and position of leadership in the railroad bearing market to a company of Varlen's caliber and reputation. The cultures of the two companies are extremely compatible. Varlen understands our markets -- both in the automotive and in the railroad industries
- -- and supports our market strategies of continual product innovation and outstanding customer service. Most important for our future, Varlen is prepared to invest in our plans for growth."

    After the merger, Brenco would continue to be based in the Richmond area and would become a wholly-owned subsidiary of Varlen. J. Craig Rice would remain as Brenco president.
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    Varlen  has been  a manufacturer  of railroad  products since  its founding.
Wellek said potential synergies between the two companies should create future growth opportunities in railroad equipment. "We will have a stronger and more diverse family of products for the railroad industry, as well as the ability to leverage greater sales overseas," he said.

    Brenco is a leading manufacturer and re-conditioner of tapered roller bearings for freight cars, for both the domestic and overseas markets. Other Varlen subsidiaries make railcar shock control devices, outlet gates, locomotive products and track fastening devices.

    Varlen, headquartered in Naperville, Illinois, is a leading manufacturer of precision engineered transportation products and analytical instruments for the railroad, heavy-duty truck and trailer, automotive and petroleum industries. Varlen's customers include Freightliner, PACCAR, General Motors, Chrysler and TTX. The company had 1995 annual sales of $387 million.

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    MORE  INFORMATION ON VARLEN AND BRENCO CAN BE FOUND ON THE CHLOPAK, LEONARD,
SCHECHTER SITE ON THE WORLD WIDE WEB AT HTTP://CLSDC.COM/NEWS/VARLEN.